[ON ORBITZ WORLDWIDE LETTERHEAD]
October 10, 2008
VIA EDGAR & OVERNIGHT COURIER
Ms. Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orbitz Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 21, 2008, Amended August 28, 2008
File No. 1-33599
Dear Ms. Blye:
This letter responds to the comments contained in your letter dated September 26, 2008 related to the Annual Report on Form 10-K of Orbitz Worldwide, Inc. (the “Company”) for the fiscal year ended December 31, 2007 (“2007 Form 10-K”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.
1.	We note that customers can book hotel rooms in Iran and Syria on your website. We are also aware of January 2008 news reports indicating that you reached a distribution agreement with NH Hoteles, a Spanish hotel chain with operations in Cuba. Cuba, Iran, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding your contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, and Syria, whether through direct or indirect arrangements. Your response should describe any products or services you have provided to the referenced countries, or to people visiting those countries, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:
          None of the Company’s websites offer any travel products to, from or in the country of Cuba. One of the Company’s subsidiaries is a party to a distribution agreement with NH Hoteles; however, none of NH Hoteles’ properties located in Cuba are made available for

Securities and Exchange Commission

October 10, 2008
booking on any of the Company’s websites. The Company does not have any agreements or commercial arrangements with any persons or entities located in Cuba or, to our knowledge, controlled by the Cuban government.
          A limited number of hotels located in Iran and Syria are available for booking on the Company’s websites. The majority of these hotels are made available on our websites pursuant to a hotel sourcing agreement we have with Octopus Travel Group Limited and Donvand Limited (collectively doing business as Gulliver’s Travel Associates, or “GTA”), which are wholly-owned subsidiaries of Travelport Limited. Under this agreement, a copy of which is filed as Exhibit 10.12 to our 2007 Form 10-K, we pay GTA a contract rate for hotel rooms it makes available to us for booking by customers on our websites. We do not contract directly with the hotel property, or its owners, for these hotel rooms.
          Other than the hotels sourced pursuant to our agreement with GTA, the only hotels in Iran or Syria available for booking on our websites are the Four Seasons Hotel Damascus and the Sheraton Damascus Hotel. We make these hotels available for booking by customers only on a retail basis. Under this model, we simply pass the reservations booked by our customers to the hotel supplier through a distribution intermediary in exchange for a service fee or commission. We are not the primary obligor with the customer and do not make any payments to the hotel supplier.
          As described in further detail below, our business activities in Iran and Syria are not material to our consolidated results of operations and, therefore, we do not believe that our limited activities in those countries constitute a material risk to our investors requiring disclosure under the requirements of Form 10-K.
2.	Please discuss the materiality of any contacts with Cuba, Iran, and Syria described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have business contacts with Cuba, Iran and Syria.

Response:

As stated above, the Company does not engage in any business activities in Cuba.

Securities and Exchange Commission

October 10, 2008
          With respect to the transactions in Iran and Syria described in response to the foregoing comment, we do not believe those transactions are material in quantitative or qualitative terms, nor do we believe that they present a material investment risk to our security holders.
          Specifically, in quantitative terms, during fiscal year 2007 (the most recent fiscal year for which data was readily available) and fiscal year 2008 to date, total gross bookings for travel products in Iran and Syria were as follows:

	2007	2008
Iran	$12,855	$30,191
Syria	$26,354	$52,796
Accordingly, transactions in Iran and Syria accounted for less than 0.001% of our total consolidated gross bookings during fiscal year 2007 and fiscal year 2008 to date, and we have no reason to believe that this percentage would be materially different if gross bookings data was readily available for fiscal years 2006 and 2005. Given the relatively low aggregate value of gross bookings in Iran and Syria, we do not have net revenue information readily available; however, the net revenue we generated from these bookings would represent a fraction of the amount of the gross bookings (approximately 20 percent).
          On a qualitative basis, we do not believe that a reasonable person would consider our limited business activities in Iran and Syria to have a material impact on making an investment decision regarding the Company’s securities. Further, given the limited nature of these activities, we do not believe the fact that we engage in transactions in Iran and Syria is likely to materially impact our reputation or share value.
* * * * *
In connection with the responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding.

Securities and Exchange Commission

October 10, 2008
If you have any further questions or comments concerning this response, or if you require additional information, please contact the undersigned at (312) 894-5000.
Sincerely,
/s/ Marsha C. Williams
Marsha C. Williams
Senior Vice President, Chief Financial Officer

cc:	Pradip Bhaumik, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
(by facsimile)